February 9, 2009

Robert W. Errett, Esq.

H. Christopher Owings

Assistant Director

United States

Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3561

Re:

American Smooth Wave Ventures, Inc.

Amended Registration Statement on Form S-1A-2

Filed November 14, 2008

File No.  333-152849

Dear Mr. Errett;

The following is our response to your comment letter of November 26, 2008.

General

1.

We note your response to comment number 1 from our comment letter dated September 5, 2008.  In that response, you indicate that you are not a blank check company.  Therefore, please include appropriate disclosure to demonstrate your status as a non-blank check company.  For example, please include, if true, an affirmative statement in a prominent location of the prospectus, such as in the summary, making clear that you have no plans or intentions to be acquired or to merge with an operating company nor do you, nor any of your shareholders, have plans to enter into a change of control or similar transaction or to change the management of the company.  In addition, please disclose that Orion Investment, Inc., your selling shareholder, have previously been a selling shareholder of companies that have not filed timely reports with us and have generated no revenues.  Further, please also include a cross reference to the more detailed information on page 16.  Please confirm to us whether Orion, its shareholders or Mr. Kirz have been involved in the formation or principal ownership of any other public companies or seeking to go public.

The affirmative statement has been added.  Orion disclosure has been added along with a cross reference to page 16.  Orion is a shareholder of CFO Consultants, Inc., Matches, Inc., Western Lucrative Enterprises, Inc..  Mr. Kirz has not been involved in the formation or principal ownership of any other public companies or companies seeking to go public.

List of Selling Shareholders, page 15

2.

We note in your “List of Selling Shareholders” that you list Orion Investor as the owner of two million shares of American Smooth Wave Ventures, Inc.  Elsewhere in the disclosure you refer to this same shareholder as Orion Investment, Inc.  Please revise your filing to include the legal name of the legal entity that owns the two million shares of American Smooth Wave Ventures, Inc.

Filing has been corrected to reflect the correct name of Orion Investment, Inc.

3.

We note your response to comment 6 from out letter dated September 5, 2008.  We also, note your revised disclosure on page 15 which states, in part, “[s]ome of  the owners of Orion have existing personal and business relationship with Irwin J. Kirz, the President of American Smooth.”  It would see that statement is inconsistent with your earlier statement on page 15 which states “No selling shareholder has, or had, any material relationship with our officers or directors” as well as your statement on page 16 which states “[t]o our knowledge, no selling shareholder had any relationship with an officer and d[sic]irector.”  Please revise or advise why these statements are not inconsistent with each other.

Statement has been revised to show Mr. Kirz does have a pre-existing relationship with some of Orions owners.

4.

Please identity the owners of Orion Investment, Inc. that have a prior and/or existing business relationship with Mr. Kirz beyond American Smooth Wave Ventures, Inc. and please discuss, with a view towards disclosure, the nature of those relationships.

Mr. Kirz has done small business projects for Mr. Dempsey Mork.

5.

Please expand the paragraph at the top of page 16 to also indicate Orion’s maximum percentage ownership for each of the companies and indicate in the case of Matches, Inc. and CFO Consultants, Inc. your current ownership percentage as well as the effective date of the offerings.  Please also update the information for Western Lucrative Enterprises, Inc.  In addition, please clarify your reference to the recently “completed” offerings.   For example, did they complete the offering because all of the offered shares were sold, met the minimum to break escrow or time limit expiration?   Please also provide us with your basis for concluding the companies have begun implementing their business plans.  CFO Consultants for instance, sold less than one-half of the shares offered and their Forms 10-Q reflect minimal activities.

Orion currently owns 35.8% of CFO and 47.7% of Matches. Orion currently owns 90% of Western Lucrative.  Both Matches and CFO have made post effective amendments showing that their offerings were complete based on having sold in excess of the minimum for those offerings.  We have been informed by the management of these two entities that sums have been expended towards website development which is the first step listed in their S-1 filings for implementation of their business plans.

6.

Please disclose the name of the shareholders of Orion Investment, Inc. who own shares in Animal Cloning Sciences, Inc. and their percentage of ownership.  In this regard, please clarify your reference to “[s]ome of the majority shareholders of Orion..”  in view of your disclosure on page 20 that the majority of shares of Orion Investments, Inc. are held by Riccardo Mortara.

 Reference has been changed to “some of the shareholders of Orion”.  Dempsey Mork owns 9.5%, Riccardo Mortara owns 17% and Robert Filiatreaux owns 5.5% of Animal Cloning.

Business, page 17

7.

In your response to comment 1 from our letter dated September 5, 2008 you state you intend to implement your business plan as disclosed in your filing.  However, your disclosure does not provide meaningful information about what it is you intend to do and how you intend to do it.  See Item 101 of Regulation S-K.  As examples, please include the following:

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What type of candy, sweets and baked goods do you intend to market such as niche or specialty candy, and sweet goods?

•

Do you intend to resell products or make and sell your own candies, sweets, and baked goods?

•

Disclose what you expect the price point of your products will be;

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If you intend primarily to be a reseller, how do you intend to purchase your products for resale?

•

How do you intend to ship your products?

•

How do you intend to focus on goods that can be shipped without a diminumition  in quality:

The above are only examples based upon your existing disclosure.  Generally, provide additional disclosure so that an average investor may make an informed judgment about your business and potential operations.  Include all key detail relevant to an understanding of your business.  We may have further comments based upon your revisions.

Disclosures regarding the above and similar have been added to give a better understanding of the business.

Financial Statements, F-1

8.

 Currently, the financial statements included in your registration statement are as of a date that will be greater than 135 days before your effective date.  Please revise your registration statement to include the appropriate interim financial information to comply with Rule 3-12(a) of Regulation S-X.   Please make consistent revisions to your disclosure that appear under Management’s Discussion and Analysis of Financial Condition or Plan of Operation.

Unaudited Dec. 31, 2008 financial statements have been added.  There were no material changes during this period.

Exhibits

9.

At the time you request acceleration of effectiveness please file an updated auditor’s consent as an exhibit to the filing so that it is dated within the preceding 30 days from the date your registration statement will become effective.  Please confirm that you will file the updated auditor’s consent.

Updated consent included.

Very truly yours,

/s/ Irwin J. Kirz

Irwin J. Kirz, President

American Smooth Wave Ventures, Inc.

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